UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act Of 1934

FOR THE MONTH OF MAY 2011

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Page
Incorporation by Reference	2
Signature	3
EX-99.1 Press Release of the Company, dated May 12, 2011, announcing first quarter results

INCORPORATION BY REFERENCE

This 6-K Report is hereby incorporated by reference into (1) the registration statement of Xinyuan Real Estate Co., Ltd. (the “Company”) on Form F-3 (Registration Number 333-160518) and into the prospectus related thereto, (2) the registration statement of the Company on Form F-3 (Registration Number 333-166389) and into the prospectus related thereto, (3) the registration statement of the Company on Form S-8 (Registration Number 333-152637), and (4) any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this 6-K Report shall be deemed a part of each such document from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.

By:	/s/ Thomas Gurnee
Name:	Thomas Gurnee
Title:	Chief Financial Officer

Date: May 12, 2011

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release of the Company, dated May 12, 2011, announcing first quarter results

Exhibit 99.1

XINYUAN REAL ESTATE CO., LTD. ANNOUNCES FIRST QUARTER 2011

FINANCIAL RESULTS

BEIJING, China, May 12, 2011 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II cities in China, today announced its unaudited financial results for the first quarter of 2011.

Highlights for the First Quarter 2011

•

First quarter results were impacted by additional restrictive government policies issued in the quarter to curb speculation. Full year outlook remains strong with healthy sales growth and solid profits.

•

Total first quarter revenues were US$91.8 million, a 17% decrease from US$110.7 million reported in the first quarter of 2010, and 33% below the US$137.2 million recorded in the fourth quarter of 2010.

•	Contract sales totaled US$98.0 million, a 32% decrease from US$143.4 million recorded in the first quarter of 2010, and 50% below the US$194.1 million recorded in the fourth quarter of 2010.

•

Total gross floor area (“GFA”) sales were 81,600 square meters, a 36% decrease from 126,900 square meters sold in the first quarter of 2010 and 53% below the 173,200 square meters sold in the fourth quarter of 2010.

•

Selling, General, and Administrative (“SG&A”) expenses decreased by US$0.5 million in absolute terms from the first quarter of 2010, but edged up as a percent of total revenue to 8.0% from 7.1% in the first quarter of 2010.

•	Net income was US$11.7 million, a US$0.2 million decrease from US$11.9 million reported in the first quarter of 2010 and a US$9.9 million decrease from US$21.6 million in the fourth quarter of 2010.

•

Diluted net earnings per share attributable to ordinary shareholders were US$0.08, equivalent to US$0.16 per American Depositary Share (“ADS”), compared to diluted net earnings per share of US$0.07, equivalent to US$0.14 per ADS in the first quarter of 2010.

•

Cash and cash equivalents, including restricted cash, increased by US$53 million to US$348.6 million as of March 31, 2011 from US$295.6 million as of December 31, 2010. Short and long term debt increased by US$27.6 million to US$323.5 million compared to US$295.9 million as of December 31, 2010.

•	Zhengzhou Yipinxiangshan II started pre-sales in March 2011, ahead of the original schedule of Q2 2011.

Mr. Yong Zhang, Xinyuan’s Chairman and Chief Executive Officer commented, “Our first quarter sales were below our expectations as buyers became increasingly cautious due to new government measures to further curb housing prices and speculation. At the end of January, the Beijing government issued purchase restrictions which prohibit local residents from having more than two dwellings. Purchase restrictions for non-local residents are stricter. During February, municipal governments also issued their specific purchase restrictions. This not only impacted individuals and families who were looking to buy second homes to upgrade their living condition, but also first time home buyers who are waiting to see if there will be additional restrictive policies that might impact their ability to purchase a home. Potential buyers are also looking for indications that prices in certain regions are likely to decline in the near future. While the new tightening measures are having a negative impact on our sales, we believe that, as was the case over the past year, consumers will eventually learn to cope with these new policies. We have seen some encouraging recovery signs since April.”

“Though we cannot control the government’s actions or policies, we remain confident in our strategy to offer affordable developments targeting homeowners in Tier II and III cities, where speculation is far less prevalent than Tier I cities. The urbanization rate in China for 2010 was approximately 47%, and is expected to reach 65% in 2030, according to the Development Center of the State Council. We believe our strategies and continued urbanization and migration patterns will benefit the Company in the long run. We have a solid balance sheet, an ample cash position, a low debt ratio, an attractive land bank, and the Shandong project will start pre-sales in the second quarter. All these factors contribute to our optimism about our growth prospects,” concluded Mr. Zhang.

Financial Results for the 2011 First Quarter

Contract Sales

Contract sales totaled US$98.0 million in the first quarter compared to US$194.1 million in the fourth quarter of 2010. The Company’s GFA sales were 81,600 square meters in the first quarter of 2011 versus 173,200 square meters in the fourth quarter of 2010 and 126,900 square meters in the first quarter of 2010. The average selling price per square meter sold increased by 4.3% reaching RMB7,908 (US$1,201) versus RMB7,584 (US$1,120) in the fourth quarter of 2010. The Company has not lowered the price of any category of apartment in any project.

The sequential sales volume decrease was attributable to both the seasonal effects of Chinese New Year and the impact of new central government policy pronouncements in late January 2011 and updated specific purchase restrictions in municipalities throughout February.

Breakdown of GFA Sales and ASP’s by Project

	Q1 2010		Q4 2010		Q1 2011		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
Project	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)
Chengdu Splendid I	30.4	5,743	6.6	5,001	5.3	5,266	41.3
Chengdu Splendid II	—	—	53.8	6,680	28.3	7,045	103.4
Zhengzhou Colorful Garden	10.0	7,996	5.9	8,533	2.2	11,512	6.6
Zhengzhou Modern City	—	—	54.1	7,575	11.9	8,217	109.5
Kunshan Intl City Garden	76.9	8,011	11.8	9,422	4.0	11,336	145.4
Suzhou Intl City Garden	8.2	11,153	6.7	13,087	2.1	14,800	103.2
Xuzhou Colorful Garden	—	—	29.1	7,263	21.3	7,321	27.2
Zhengzhou Yipinxiangshan I	—	—	4.7	9,432	2.8	10,204	0.6
Zhengzhou Yipinxiangshan II	—	—	—	—	3.7	8,192	194.8
Others	1.4	11,992	0.5	12,922	—	—	4.6

Total	126.9	7,713	173.2	7,584	81.6	7,908	736.6

Revenue under the Percentage of Completion Method

In the first quarter of 2011, the Company’s total revenue using the percentage of completion method was US$91.8 million compared to US$137.2 million in the quarter ended December 31, 2010 and US$110.7 million in the first quarter of 2010.

In the first quarter of 2011, the Company recorded contract sales for Kunshan International City Garden of US$6.8 million for 41 apartments at an ASP per square meter of Rmb11,336 (US$1,722). All contracts recorded in the first quarter of 2011 are clearly executable under prevailing government policies as of today, May 12, 2011. If future government policies further restrict contracted purchasers to the extent those contracts become not executable, it may be necessary to record further reversals. In our other projects throughout China, where over 90% of buyers are owner occupiers with no significant mortgage availability problem, we have encountered no such reversal issue.

Gross Profit

Gross profit for the first quarter of 2011 was US$25.1 million, or 27.3% of revenue, compared to gross profit of US$24.7 million, or 22.3% of revenue, in the first quarter of 2010 and gross profit of US$41.4 million, or 30.2% of revenue, in the fourth quarter of 2010.

The Company revised total project cost and sales estimates for certain projects such that US$3.4 million of cumulative gross profit was recognized in the first quarter of 2011 under the percentage of completion method due to changes in estimates. The first quarter impact was primarily driven by one project: Yipinxiangshan I, a project acquired with the Jiantou Xinyuan acquisition in November 2010. This project that is 97% sold and 97% complete recorded higher than expected ASPs in the fourth quarter of 2010 and, more importantly, we were able to enjoy certain economies in lowering our completed project cost estimates.

Through March 31, 2011 we have amortized US$4.2 million of a total US$10.2 million purchase price adjustment related to the acquisition of Jiantou Xinyuan made in November 2010. The purchase price adjustment was based on an independent appraisal of our Yipinxianshan I and II projects and the allocated amount by project is being amortized over the remaining contract sales of each project.

Selling, General, and Administrative Expenses

SG&A expenses were US$7.4 million for the first quarter of 2011 compared to US$7.9 million for the first quarter of 2010 and US$9.1 million for the fourth quarter of 2010. As a percentage of total revenue, SG&A expenses were 8.1% compared to 7.1% in the first quarter of 2010 and 6.7% in the fourth quarter of 2010.

Share-based Compensation

Share-based compensation was US$0.5 million for the first quarter of 2011 compared to US$0.7 million for the first quarter of 2010 and US$0.6 million for the fourth quarter of 2010.

Net Income

Net income for the first quarter of 2011 was US$11.7 million compared to US$11.9 million for the same period in 2010 and US$21.6 million in the fourth quarter of 2010. Diluted earnings per share for the first quarter of 2011 were US$0.08, equivalent to US$0.16 per ADS compared to a profit of US$0.07 per share, equivalent to US$0.14 per ADS for the same period in 2010, and US$0.14, equivalent to US$0.28 per ADS in the fourth quarter of 2010.

Balance Sheet

As of March 31, 2011, the Company reported US$348.6 million in cash and cash equivalents (including restricted cash) compared to US$295.6 million as of December 31, 2010. Total debt outstanding was US$323.5 million, an increase of US$27.6 million compared to US$295.9 million at the end of the fourth quarter of 2010. Real estate property under development was US$669.1 million at first quarter end compared to US$710.6 million at the end of the fourth quarter of 2010.

Project Status

Below is a summary table of projects that were active in the first quarter of 2011.

	GFA		Contract Sales			Project Cost % Complete
	(m2 000)		(US$ million)
Project	Total Project	Sold to date	Total Project	Sales to date	%
					Sold
Chengdu Splendid I	230.9	189.6	184.1	144.7	78.6%	90.9%
Chengdu Splendid II	219.5	116.1	219.5	116.5	53.1%	67.8%
Zhengzhou Colorful Garden	191.9	185.3	193.9	184.0	94.9%	99.7%
Zhengzhou Modern City	255.4	145.9	318.1	164.5	51.7%	52.5%
Kunshan Intl City Garden	497.0	351.6	547.9	372.9	68.1%	79.7%
Suzhou Intl City Garden	205.6	102.4	310.2	147.2	47.5%	89.7%
Xuzhou Colorful Garden	102.1	74.9	109.1	81.2	74.4%	64.7%
Zhengzhou Yipinxiangshan I	94.4	93.8	92.9	90.1	97.0%	96.7%
Zhengzhou Yipinxiangshan II	198.5	3.7	187.6	4.6	2.5%	47.1%
Others remaining GFA	4.6	—	—	—	—	—

Total active projects	1,999.9	1,263.3	2,163.3	1,305.7	60.4%	77.4%

As of March 31, 2011, the Company’s total sellable GFA was approximately 1,650,000 square meters for active projects and pre-revenue stage projects. Below is a summary of all projects at Xinyuan that are in the planning stage:

	Unsold GFA (m2 000)	First Pre sales Scheduled

Zhengzhou Royal Palace	134.2	Q3 2011
Zhengzhou Century East A	77.8	Q3 2011
Zhengzhou Century East B	174.1	Q3 2011
Jinan Splendid	527.0	Q2 2011

Total Xinyuan projects in planning	913.1

Total active projects	736.6
Total Xinyuan projects	1,649.7

Second Quarter and 2011 Outlook

The company launched Yipinxiangshan II at the end of March. Jinan Splendid is due to launch later this month, and Zhengzhou Century East A may launch before the end of the second quarter, although we do not include it in our second quarter forecast. Because of these new projects, the continued strong performance of our Chengdu Splendid II, Xuzhou Colorful Garden and Zhengzhou Modern City projects, and an encouraging sales recovery in April, the Company is able to provide performance guidance with reasonable confidence.

In the second quarter of 2011 we expect a sequential contract sales increase over the first quarter of at least 55% to US$155 to US$160 million. Revenue under the percentage of completion method is expected to range between US$140 to US$150 million while net income should exceed US$20 million.

For the full year 2011 the Company continues to expect healthy sales growth due to our project pipeline. Contract sales are expected to reach US$650 to US$675 million for the year while revenue under the percentage of completion method should range from US$625 to US$650 million. Both figures are down slightly from previous guidance due to our first quarter shortfall. Net income guidance for the year remains unchanged at US$75 million.

Percentage of Completion Accounting

Xinyuan’s projects recognize revenue under the percentage of completion method. This requires the Company to re-evaluate its estimates of future revenues and costs on a quarterly basis project by project.

Cumulative revenue=	Cumulative contract sales proceeds x Cumulative incurred cost

Total estimated project cost

Cumulative cost of sales=	Cumulative contract sales x Cumulative incurred cost

Total estimated project revenue

Whenever Xinyuan makes changes to expected total project life profit margins, a “catch-up” adjustment must be made in the quarter of change to account for the difference between profits previously recognized using the previous profit margin estimate and the comparable profit using the new profit margin estimates. Further, if the updated profit margin indicates that the Company will have to sell units at a price less than its costs to develop them, it must recognize the full expected gross loss over the life of the project at that time regardless of whether the units have been sold. Additionally for such unprofitable projects the Company must also determine whether an impairment exists, and, if so, write down the cost to the fair value of the project which, in turn, may be less than the basis after recognizing the effect of future losses.

Conference Call Information

Xinyuan’s management will host an earnings conference call on May 12, 2011 at 8:30 a.m. U.S. Eastern Time. Listeners may access the call by dialing 1-719-325-4784. A webcast will also be available through the Company’s investor relations website at http://www.xyre.com. Listeners may access the replay by dialing 1-858-384-5517, access code: 7197279.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 44.7 million people in seven strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Xuzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to acquire desired development sales at commercially reasonable costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2010. All information provided in this press release is as of May 12, 2011. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Director of Investor Relations

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

In the United States:

Ms. Kate Messmer

ICR, Inc.

Tel: +1 (203) 682-8338

Email: kate.messmer@icrinc.com

(Financial Tables on Following Pages)

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	March 31, 2011	December 31, 2010	March 31, 2010
	(unaudited)	(unaudited)	(unaudited)

Revenue	91,784	137,191	110,744

Cost of revenue	(66,711)	(95,806)	(86,032)

Gross profit	25,073	41,385	24,712

Selling and distribution expenses	(1,887)	(3,328)	(2,390)
General and administrative expenses	(5,501)	(5,817)	(5,520)

Operating income	17,685	32,240	16,802

Interest income	604	665	650
Share of income in an equity investee	—	1,273	562
Exchange gains/ (losses)	33	1	20
Income from operations before income taxes	18,322	34,179	18,034

Income taxes	(6,661)	(12,572)	(6,134)

Net income	11,661	21,607	11,900

Less: net income/(loss) attributable to non-controlling interest	13	(18)	—
Net income attributable to shareholders	11,648	21,625	11,900

Earnings per share:

Basic	0.08	0.14	0.08
Diluted	0.08	0.14	0.07

Shares used in computation:

Basic	153,228	153,186	151,512
Diluted	153,228	153,280	161,207

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	March 31, 2011	December 31, 2010
	(unaudited)	(audited)

ASSETS
Current assets
Cash and cash equivalents	247,072	213,326
Restricted cash	101,521	82,305
Accounts receivable	5,562	3,511
Other receivables	8,956	6,462
Other deposits and prepayments	41,303	34,790
Advances to suppliers	32,946	21,933
Real estate property development completed	10,426	1,470
Real estate property under development	669,132	710,585
Other current assets	595	663

Total current assets	1,117,513	1,075,045

Real estate properties held for lease, net	19,755	19,876
Property and equipment, net	2,598	2,687
Other long-term investment	242	242
Deferred tax asset	1,471	1,925
Other assets	3,753	4,190

TOTAL ASSETS	1,145,332	1,103,965

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	March 31, 2011	December 31, 2010
	(unaudited)	(audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	131,541	150,670
Short-term bank loans	208,587	186,631
Customer deposits	38,820	22,789
Income tax payable	39,530	40,895
Deferred tax liabilities	22,333	18,731
Other payables and accrued liabilities	39,733	39,162
Payroll and welfare payable	1,616	4,539
Current portion of long-term debt	1,891	331

Total current liabilities	484,051	463,748

Non-current liabilities
Long-term bank loans	74,107	70,213
Unrecognized tax benefits	13,272	13,151
Other long-term debt	38,939	38,688
TOTAL LIABILITIES	610,369	585,800

Shareholders’ equity
Common shares	15	15
Additional paid-in capital	508,489	507,973
Accumulated deficit	(1,483)	(17,749)
Statutory reserves	27,559	27,559
TOTAL SHAREHOLDERS’ EQUITY	534,580	517,798

Non-controlling interest	383	367

TOTAL EQUITY	534,963	518,165

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,145,332	1,103,965